July 9, 2025

Stephen Furlong
Executive Vice President, Chief Financial Officer, and Treasurer
Neuronetics, Inc.
3222 Phoenixville Pike
Malvern, Pennsylvania 19355

        Re: Neuronetics, Inc.
            Registration Statement on Form S-3
            Filed July 3, 2025
            File No. 333-288526
Dear Stephen Furlong:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services